SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 51)

PEOPLESOFT, INC.

(Name of Subject Company)

PEOPLESOFT, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

712713106

(CUSIP Number of Class of Securities)

David A. Duffield, Chief Executive Officer

Kevin T. Parker, Co-President and Chief Financial Officer
W. Philip Wilmington, Co-President
PeopleSoft, Inc.
4460 Hacienda Drive, Pleasanton, California 94588-8618
(925) 225-3000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Douglas D. Smith, Esq.

Gibson, Dunn & Crutcher LLP
One Montgomery Street
San Francisco, California 94104
(415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Purpose of Amendment

      The purpose of this amendment is to amend and supplement Items 2, 3, 4 and 7 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by PeopleSoft, Inc. (“PeopleSoft” or the “Company”) on June 12, 2003 and subsequently amended, and to add additional exhibits to Item 9 and amend the exhibit index accordingly.

Item 2.	Identity and Background of Filing Person.

      Item 2 is hereby amended and supplemented by the addition of the following new paragraphs:

On December 13, 2004, the Company issued a press release announcing that the Company, Oracle Corporation (“Oracle”) and Pepper Acquisition Corp., a wholly owned subsidiary of Oracle (“Merger Sub”), entered into an agreement and plan of merger dated as of December 12, 2004 (the “Merger Agreement”). The press release also announced that, pursuant to the Merger Agreement, Oracle and Merger Sub would amend the terms and conditions of the offer to purchase all outstanding shares of PeopleSoft common stock (together with the associated preferred stock purchase rights) by (a) increasing the price to be paid per share of PeopleSoft common stock (and the associated preferred stock purchase rights) from $24.00, as provided in the Offer as amended and restated on November 3, 2004 (the “$24.00 Offer”), to $26.50 per share and (b) amending certain conditions (the offer to purchase, as so amended, the “$26.50 Offer”). On December 13, 2004, Oracle and Merger Sub filed an amendment to their Tender Offer Statement on Schedule TO reflecting the terms of the $26.50 Offer, and on December 15, 2004, filed an amended and restated offer to purchase reflecting the $26.50 Offer as exhibit (a)(1)(xxi) to Amendment No. 83 to their Tender Offer Statement on Schedule TO (the “$26.50 Offer to Purchase”).

The $26.50 Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, following consummation of the $26.50 Offer and subject to other conditions contained in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company stockholders if required by Delaware law, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of PeopleSoft common stock (and the associated preferred stock purchase rights) not tendered and purchased pursuant to the $26.50 Offer (other than shares held by the Company, Oracle, Merger Sub or stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive the cash price per share paid in the tender offer, net to the stockholder in cash, without interest. The terms of the Merger Agreement are described in greater detail in Item 3 below and in Section 12 entitled “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement” in the $26.50 Offer to Purchase, which is being mailed to Company stockholders together with this Schedule 14D-9.

The initial expiration date for the $26.50 Offer is 12:00 midnight, New York City time, on Tuesday December 28, 2004, subject to extension in certain limited circumstances as required or permitted under the Merger Agreement. Also, Oracle may elect to conduct a subsequent offering period of between three and 20 business days after the expiration of the $26.50 Offer. During the subsequent offering period, if Oracle elects to provide one, shares of PeopleSoft common stock (and the associated preferred stock purchase rights) not tendered and purchased prior to the expiration of the $26.50 Offer may be tendered to Merger Sub for the same consideration paid in the $26.50 Offer.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

      Item 3 is hereby amended and supplemented with the following:

Except (a) as described or incorporated by reference in this Schedule 14D-9, as amended, (b) as described or incorporated by reference in the Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended, attached as Annex A (and filed as exhibit (e)(34) to this Schedule 14D-9) and incorporated herein by this reference, or (c) as set forth in the excerpts from the

Company’s Definitive Proxy Statements dated April 28, 2003 and February 20, 2004 filed as exhibits (e)(1) and (e)(12) respectively to this Schedule 14D-9 and incorporated by reference herein, to the knowledge of the Company, as of the date of this Schedule 14D-9 there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Oracle or Merger Sub or their respective executive officers, directors or affiliates.

Merger Agreement

      A summary of the Merger Agreement is contained in Section 12 entitled “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement” in the $26.50 Offer to Purchase, which is being mailed to Company stockholders together with this Schedule 14D-9. The summary of the Merger Agreement contained in the $26.50 Offer to Purchase summary is incorporated herein by this reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as exhibit (e)(35) to this Schedule 14D-9 and is incorporated herein by this reference.

Certain Effects of the $26.50 Offer and the Merger

      The Co-Presidents, Executive Vice Presidents and Senior Vice Presidents of the Company have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally. In particular, consummation of the $26.50 Offer will constitute a change in control of the Company under the Company’s Amended Executive Severance Policy — Presidents, Co-Presidents and Executive Vice Presidents and Amended Executive Severance Policy — Senior Vice Presidents, each as in effect on the date of the Merger Agreement, that will entitle those officers to certain severance and related benefits. The Board was aware of these interests and considered them, among other matters described in Item 4 below, in approving the $26.50 Offer, the Merger and the Merger Agreement and in making the recommendations in Item 4 below.

      All of the severance and other benefits in favor of the Company’s executive officers previously have been disclosed in prior amendments and exhibits to this Schedule 14D-9, and are summarized in the section entitled “Employment Agreements and Severance Arrangements” in the Information Statement attached as Annex A (and filed as exhibit (e)(34) to this Schedule 14D-9) and incorporated herein by this reference.

      In addition, to the extent that PeopleSoft executive officers and directors hold options to purchase PeopleSoft common stock or hold shares of PeopleSoft restricted stock, they will be entitled to receive the consideration payable with respect to those securities pursuant to the Merger Agreement. Under the terms of the stock option agreements with the Company’s directors, all unvested stock options will automatically vest upon a change of control, which would include the consummation of the $26.50 Offer. Under the terms of the Merger Agreement, all options to purchase PeopleSoft common stock outstanding immediately prior to the Merger will be converted into options to purchase Oracle common stock on substantially the same terms and conditions as applied to the PeopleSoft stock options prior to the Merger (except that each option will be exercisable for the number of Oracle shares equal to the number of PeopleSoft shares for which the PeopleSoft option had been exercisable multiplied by the “option exchange ratio” and the exercise price per Oracle share will be equal to the exercise price per PeopleSoft share divided by the option exchange ratio, as specified in the Merger Agreement), and all PeopleSoft restricted stock outstanding immediately prior to the Merger will be canceled in exchange for an obligation of Oracle to pay the cash price per restricted share equal to the price paid per share of PeopleSoft common stock in the tender offer, with such cash payment subject to substantially the same terms and conditions as applied to the Company restricted stock (including vesting schedules and terms of acceleration of vesting). The option exchange ratio is defined in the Merger Agreement as a fraction, the numerator of which is the cash price per PeopleSoft share paid in the tender offer and the denominator of which is the average closing price of Oracle common stock on the Nasdaq National Market over the ten trading days preceding (but not including) the date the Merger becomes effective.

Consulting Agreement

      On September 30, 2004, director Aneel Bhusri was elected Vice Chairman and became a full time consultant to the Company. In these capacities, he became responsible for leading the development of PeopleSoft’s corporate strategy, technology vision and long-term product roadmap and strategy. Mr. Bhusri reports to the Chief Executive Officer of the Company and is responsible for supervising the activities of the Executive Vice President of Products and Technology and the Chief Technology Officer. On December 6, 2004, the Corporate Governance/ Nominating Committee of the Board approved the Company entering into a consulting agreement with Mr. Bhusri (the “Consulting Agreement”), setting forth the basis of this relationship. Pursuant to the Consulting Agreement, the Company agreed to pay Mr. Bhusri $125,000 per month for these services beginning October 1, 2004, and will reimburse him for reasonable out of pocket expenses. Such payments are in addition to directors’ fees to which Mr. Bhusri is entitled as a member of the Board. Pursuant to the mutual agreement of Mr. Bhusri and the Company, the Consulting Agreement will be terminated effective December 31, 2004. Mr. Bhusri remains a General Partner with Greylock Partners. A copy of the Consulting Agreement is attached as exhibit (e)(36) to this Schedule 14D-9 and is incorporated herein by this reference.

Item 4.	The Solicitation or Recommendation

      Item 4 is hereby amended and supplemented with the following information:

Solicitation/ Recommendation

      After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement (including the terms and conditions of the $26.50 Offer and the Merger) with the Company’s legal and financial advisors, the transaction committee of independent directors (the “Transaction Committee”) and the full Board of Directors determined at a meeting on December 12, 2004 that the terms of the $26.50 Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company’s stockholders, and based on the unanimous recommendation of the Transaction Committee, the Board of Directors unanimously (with Messrs. Aneel Bhusri and David Duffield abstaining) approved and declared advisable the $26.50 Offer, the Merger and the Merger Agreement.

      Accordingly, the Board of Directors recommends that the Company’s stockholders accept the $26.50 Offer, tender their shares to Merger Sub for purchase pursuant to the $26.50 Offer and, if required by applicable Delaware law, approve and adopt the Merger Agreement.

      A press release and a joint letter from the Company and Oracle to the Company’s stockholders announcing the Merger Agreement and communicating the recommendation of the Board of Directors are filed as exhibits (a)(141) and (a)(142) to this Schedule 14D-9, respectively, and are incorporated herein by this reference.

      Item 4 is hereby further amended and supplemented by adding the following new paragraphs to Item 4(b):

Background of the Offer; Reasons for Recommendation

Background

      On September 9, 2004, the United States District Court for the Northern District of California ruled against the United States Department of Justice in its case challenging Oracle’s proposed acquisition of PeopleSoft as anti-competitive. Shortly thereafter, Oracle’s advisors contacted PeopleSoft’s advisors and suggested that Oracle might have some “flexibility.” During the week of September 12, 2004, PeopleSoft’s legal and financial advisors had several conversations with Oracle’s advisors to determine if there was a basis to begin negotiations with Oracle. Based on those conversations, PeopleSoft concluded that at that time Oracle did not have the necessary flexibility to negotiate a transaction that would be both at an appropriate price and provide PeopleSoft’s stockholders with reasonable certainty of consummation (given the uncertainty that still existed as to whether the Department of Justice would appeal the antitrust ruling) and also would have reasonable protections for PeopleSoft’s business if the transaction were never consummated. There was no discussion of specific prices during these conversations.

      During the trial in the Delaware Chancery Court in which Oracle requested that the Court enjoin PeopleSoft’s use of the Customer Assurance Program and require the Company’s Board of Directors to redeem the Rights issued under the Company’s First Amended and Restated Preferred Shares Rights Agreement, effective as of December 16, 1997 and amended as of December 26, 2002 (the “Rights Plan”), two Oracle executives testified that Oracle was spending more time considering reducing its tender offer price below the then-current $21.00 price than considering increasing the $21.00 offer price. On November 1, 2004, Oracle announced the $24.00 Offer and extended the expiration date of its amended tender offer to midnight, New York City time on Friday, November 19, 2004. In connection with the $24.00 Offer, Oracle stated that the $24.00 Offer was Oracle’s “best and final offer,” and if a majority of the outstanding PeopleSoft shares on a fully diluted basis were not tendered by the November 19th expiration date, Oracle would withdraw its tender offer. On November 10, 2004, after the Company’s Board of Directors voted unanimously to recommend that PeopleSoft stockholders reject the $24.00 Offer, members of the Transaction Committee contacted Ms. Safra Catz and Mr. Charles Phillips, the Co-Presidents of Oracle, to inform them of the Board’s recommendation and to reiterate that, as members of the Company’s Board had testified in the Delaware trial, the Board would be willing to discuss an offer at an appropriate price that reflected both the Company’s intrinsic value and the fact that the Company was more valuable to Oracle than when it made its $26.00 per share offer in February 2004. Oracle indicated they understood the Company’s position and appreciated the call.

      Promptly following the November 19th expiration date, Oracle announced that approximately 60.8% of the outstanding shares of PeopleSoft common stock were tendered by the November 19th expiration date, and sent a letter to the Company’s Board of Directors in which Oracle reiterated that the $24.00 Offer was its “best and final” offer, and again requested that the Company’s Board redeem the Rights issued under the Rights Plan, and take action to render Section 203 of the Delaware General Corporation Law inapplicable to the Oracle tender offer. Oracle also advised the Company that it was separately transmitting a draft merger agreement to the Company’s legal advisors.

      In response to Oracle’s letter, the Company’s Board of Directors met and determined, given Oracle’s repeated statements that the $24.00 Offer was its “best and final” offer and the Board’s unanimous determination that the $24.00 Offer was inadequate and did not reflect the true value of the Company or the increased value of the Company to Oracle since Oracle’s $26.00 tender offer price was announced February 4, 2004, that negotiating other terms of an agreement at an inadequate $24.00 price would not be in the best interests of the Company’s stockholders. Thereafter, on November 20, 2004, Mr. A. George “Skip” Battle, a PeopleSoft director and chairman of the Transaction Committee, sent a letter to Messrs. Lawrence Ellison and Jeff Henley, the Chief Executive Officer and Chairman of Oracle, respectively, acknowledging receipt of Oracle’s letter and reiterating that, as members of the Company’s Board had testified in the Delaware trial and as previously conveyed to Oracle’s Co-Presidents, the Company’s Board would be willing to discuss an offer at an appropriate price above $24.00 that reflected both the Company’s intrinsic value and its increased value to Oracle. The Transaction Committee also authorized the Company’s financial advisors to contact Oracle’s financial advisors to convey the same message, which they did on November 23, 2004.

      At a conference on November 24, 2004 relating to the Delaware litigation, the Vice Chancellor decided not to approve the proposed settlement in the consolidated putative stockholder class action previously filed as exhibit (e)(21) to Amendment No. 29 to this Schedule 14D-9, and scheduled additional testimony for December 13 and 14, 2004 with respect to Oracle’s request for an order requiring the Company’s Board to redeem the Rights issued under the Rights Plan in order to permit the consummation of the $24.00 Offer. On December 3, 2004, Mr. Battle testified in his deposition in the Delaware case that, prior to November 24, 2004, he had been advised by a major PeopleSoft stockholder that an Oracle official had indicated to the stockholder that Oracle could see its way to paying $26.50 per share in cash (or $27.00 in a combination of cash and stock). Mr. Battle then consulted with several other members of the Board and its advisors and determined to recommend to the Board at a meeting to be held the following week that it authorize a meeting with Oracle to discuss a transaction, if it could be confirmed that Oracle understood that the Company’s price of $26.50 per share was firm and Oracle confirmed it was willing to negotiate a merger agreement on that basis. However, on November 29, Mr. Battle was advised by the same major stockholder that the Oracle official was no longer suggesting a willingness by Oracle to increase its offer price above $24.00 per share.

      On November 24, 2004, Oracle delivered notice to the Company of its intent to nominate four nominees for election to the Company’s Board of Directors at the Company’s 2005 Annual Meeting of Stockholders. On December 10, 2004, the Company announced that the 2005 Annual Meeting would be held on March 25, 2005 and announced it was nominating four current PeopleSoft directors for re-election at that meeting.

      On December 7, 2004, the Company sent a letter to the Vice Chancellor enclosing portions of the transcript of Mr. Battle’s December 3, 2004 deposition relating to the stockholder conversations described above, in connection with an application to close the courtroom to non-parties during the portions of the December 13 and 14 hearings relating to Mr. Battle’s conversations with the major stockholder. PeopleSoft made the request to close the courtroom to avoid potential damage to the Company’s financial results for the fourth quarter of 2004 that might have resulted from customer reactions to testimony regarding those conversations. In a December 9, 2004 conference with the parties’ counsel with respect to the application to close the courtroom, the Vice Chancellor encouraged both parties’ legal counsel to consult with their respective clients as to whether there was any basis for discussions. The Vice Chancellor also authorized Oracle’s counsel to show the relevant portions of Mr. Battle’s deposition transcript to Oracle’s officers and directors.

      Later on December 9, 2004, the Transaction Committee met and determined to authorize the Company’s outside legal advisors to contact Oracle’s outside legal advisor on December 10. On December 10, the Company’s outside legal advisors contacted Oracle’s legal advisor, referred to Mr. Battle’s deposition testimony described above, and advised Oracle’s legal advisor that if Oracle were prepared to make a firm, unconditional offer at a $26.50 per share price in cash (or $27.00 in cash and stock), Mr. Battle remained prepared to meet to negotiate a transaction on that basis, and that Mr. Battle continued to believe that it was likely that the other members of the Transaction Committee would be of the same view. The Company’s legal advisors also stated that the call should not be construed as an invitation to negotiate below $26.50, but that if Oracle confirmed its interest in a transaction at that price, discussions on other terms or conditions could be arranged. The Company’s legal advisors also advised Oracle’s counsel that the Company’s Board remained absolutely convinced that the Company was worth more than when Oracle made its $26.00 offer in February 2004.

      Later on December 10, 2004, Oracle’s legal advisor contacted the Company’s legal advisors to confirm that Oracle would be willing to negotiate a merger agreement at a $26.50 per share price. Thereafter and until the Merger Agreement was executed, legal advisors to the Company and Oracle negotiated the terms and conditions of the Merger Agreement.

      On December 11, 2004, the Company authorized certain information that had been produced or disclosed to Oracle’s counsel in the Delaware case and designated as for attorneys eyes only to be made available to Oracle’s executives and representatives. On that same day, the Company and Oracle entered into a confidentiality agreement with Oracle, a copy of which is attached as exhibit (e)(37) to this Schedule 14D-9, and thereafter PeopleSoft provided certain additional non-public information to Oracle.

      On the evening of December 12, 2004, following negotiations of the other terms of the Merger Agreement by the respective legal advisors, Mr. Battle had a conversation with Mr. Donald L. Lucas, an independent director of Oracle and a member of the Acquisition Committee of Oracle’s Board of Directors. Both men confirmed their expectations that their respective Boards would approve the Merger Agreement based on the $26.50 per share price and the other terms contained in the Merger Agreement as negotiated.

      Later in the evening on December 12, 2004, the Company’s Board of Directors met with the Company’s management and its legal and financial advisors to discuss the proposed $26.50 Offer, the Merger and the Merger Agreement, and the legal, financial and other considerations relevant thereto. The Company’s legal advisors presented a summary of the terms and conditions of the proposed Merger Agreement. Citigroup Global Markets Inc. (“Citigroup”) and Goldman, Sachs & Co. (“Goldman Sachs”), the Company’s

financial advisors, reviewed with the Board financial aspects of the proposed $26.50 Offer and Merger, and each of Citigroup and Goldman Sachs rendered to the Board of Directors an oral opinion (which was confirmed by delivery of each financial advisor’s separate written opinion dated December 12, 2004) to the effect that, as of December 12, 2004, the $26.50 per share cash consideration to be received in the Offer and the Merger by holders of PeopleSoft common stock (other than Oracle, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders. At the conclusion of these discussions, the Transaction Committee unanimously determined to recommend that (a) the full Board approve the $26.50 Offer, the Merger and the Merger Agreement, (b) the Board approve the acquisition of Company stock pursuant to the $26.50 Offer and the Merger for purposes of Section 203 of the Delaware General Corporation Law, (c) the Board amend the Rights Plan to render the Rights Plan inapplicable to the $26.50 Offer, the Merger Agreement and the Merger, and (d) the Board recommend that Company stockholders accept the $26.50 Offer, tender their shares to Merger Sub pursuant to the $26.50 Offer and, if required by applicable Delaware law, approve and adopt the Merger Agreement.

      After careful consideration, including consultation with the Company’s management and the Company’s legal and financial advisors, and taking into account the unanimous recommendations of the Transaction Committee described above and the factors described under “Reasons for the Recommendation of the Board” below, the Board of Directors unanimously (with Messrs. Bhusri and Duffield, who were not members of the Transaction Committee, abstaining) determined that the terms of the $26.50 Offer, the Merger and the Merger Agreement were fair to and in the best interests of the Company’s stockholders and approved and declared advisable the $26.50 Offer, the Merger and the Merger Agreement. The Board unanimously (with the two directors abstaining) determined to recommend that the Company’s stockholders accept the $26.50 Offer, tender their shares to Merger Sub pursuant to the $26.50 Offer and, if required by applicable Delaware law, approve and adopt the Merger Agreement. The Board of Directors also unanimously (with the two directors abstaining) approved the acquisition of PeopleSoft common stock pursuant to the $26.50 Offer and the Merger for purposes of Section 203 and approved an amendment to the Rights Plan rendering the Rights Plan inapplicable to the $26.50 Offer, the Merger and the Merger Agreement. This amendment was filed by the Company as an exhibit to a Current Report on Form 8-K filed December 15, 2004.

      Subsequently, Oracle advised that its Board of Directors had also approved the Merger Agreement, and the Company, Oracle and Merger Sub executed the Merger Agreement. On December 13, 2004 the Company issued a press release announcing the $26.50 Offer and the execution of the Merger Agreement. A copy of the Company’s press release is filed as exhibit (a)(141) to this Schedule 14D-9 and is incorporated herein by this reference.

Reasons for the Recommendation of the Board

      In reaching the conclusion that the $26.50 Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company’s stockholders, and in making the recommendations described above, the Board of Directors consulted with the Company’s management and legal and financial advisors, and considered a number of reasons, including the following reasons:

•	The Board believed that $26.50 was the highest price that Oracle would be willing to pay and that Oracle would be unlikely to be willing to pay a higher price in the future. In this respect, the Board believed that there were no more desirable strategic or other transaction alternatives to the Oracle transaction that could likely be consummated before the Company’s 2005 Annual Meeting of Stockholders, noting the 18-month period that Oracle’s tender offer had been outstanding and the significant related publicity, and the fact that the Company had made inquiries of other potential acquirers or strategic partners, but none had led to negotiations or agreements for an alternative transaction.

•	The fact that the holders of a majority of PeopleSoft common stock tendered their shares by the November 19, 2004 expiration time for the $24.00 Offer, that Company representatives had conversations with various Company stockholders in which the stockholders, including stockholders who tendered into the $24.00 Offer but indicated to PeopleSoft that they believed the Company was worth more than $24.00 per share, expressed the view that a sale of the Company at an appropriate price above $24.00 would be advisable, and the Board’s belief that the holders of a majority of PeopleSoft shares would support and tender into the $26.50 Offer.

•	The $26.50 Offer reflects:

•	a 54.8% premium to the 30-day average trading price of PeopleSoft common stock prior to September 9, 2004, the date the United States District Court for the Northern District of California ruled against the United States Department of Justice in its antitrust challenge to Oracle’s proposed acquisition of PeopleSoft;

•	a 75.4% premium to the closing price of PeopleSoft common stock on June 5, 2003, the last trading day prior to the announcement of Oracle’s initial $16.00 offer;

•	a 33.3% premium to the last 12-months average trading price of PeopleSoft common stock; and

•	a 35.6% premium to the average closing price of PeopleSoft common stock since Oracle’s initial offer was announced.

•	The Board’s view, despite its confidence in management’s financial plan for the fourth quarter of 2004 and for 2005, that there remained a risk that the continued unpredictability and uncertainty surrounding the Oracle tender offer, the pending litigation in Delaware and the imminent trial in PeopleSoft’s California lawsuit against Oracle, the potential for a proxy contest (during which Oracle might maintain or raise its $24.00 Offer, but was not likely to raise it to $26.50 or higher), and other risks and uncertainties relating to the industry and the Company’s business, could adversely affect the Company’s business, operations and performance, and thereafter there would be a risk that an acquisition might be concluded at a price lower than $26.50 per share.

•	The separate opinions of Citigroup and Goldman Sachs, each dated December 12, 2004, as to the fairness, from a financial point of view and as of such date, of the $26.50 per share cash consideration to be received in the Offer and the Merger by holders of PeopleSoft common stock (other than Oracle, Merger Sub and their respective affiliates). The full text of the written opinions of Citigroup and Goldman Sachs, which set forth the assumptions made, matters considered and limitations on the review undertaken by Citigroup and Goldman Sachs, are attached hereto as Annexes B and C and are filed as exhibits (a)(143) and (a)(144) to this Schedule 14D-9, respectively, and are incorporated herein by reference. Citigroup’s and Goldman Sachs’ opinions are directed only to the fairness from a financial point of view of the $26.50 per share cash consideration to be received in the Offer and the Merger by holders of PeopleSoft common stock (other than Oracle, Merger Sub and their respective affiliates) and are not intended to constitute, and do not constitute, recommendations as to whether any stockholder should tender shares of PeopleSoft common stock pursuant to the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of PeopleSoft common stock are encouraged to read each of these opinions carefully in its entirety.

•	Under the Merger Agreement, the obligations of Oracle and Merger Sub to consummate the $26.50 Offer and the Merger would be subject to a very limited number of conditions, with no financing condition and no “material adverse change” condition or other condition relating to the performance of the Company following the execution of the Merger Agreement. Therefore, for the first time in the 18 months that Oracle was seeking to acquire the Company, there would be negligible risk to the Company that approving an acquisition might damage the Company’s business to an extent that would permit Oracle not to complete the transaction and that such approval and non-consummation would leave the Company in a damaged position.

•	The Board’s belief that entering into the Merger Agreement, which by its terms permits the Board to terminate the Merger Agreement to accept a “Superior Proposal” on payment of a $200 million fee to Oracle, was unlikely to prevent any realistic opportunity for an acquisition of the Company on terms more favorable to those in the Merger Agreement.

      The Transaction Committee and the Board of Directors viewed the items above as specific reasons for determining that the $26.50 Offer, the Merger Agreement and the Merger are fair to and in the best interests of the Company stockholders, and for recommending that the stockholders of the Company accept the $26.50 Offer, tender their shares to Merger Sub pursuant to the $26.50 Offer and, if required by applicable Delaware law, approve and adopt the Merger Agreement.

Considerations of the Board

      The foregoing discussion of the information and factors considered and reasons cited by the Transaction Committee and the Board of Directors is not meant to be exhaustive, but includes the material information, factors and reasons considered by the Transaction Committee and the Board of Directors in reaching their respective conclusions and recommendations with respect to the $26.50 Offer, the Merger Agreement and the Merger. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and after taking into account the views of the Company’s management and legal and financial advisors. In light of the number and variety of factors and amount of information that the Transaction Committee and the Board of Directors considered, and the varied reasons that supported their opinions and conclusions, the members of the Transaction Committee and the Board of Directors did not find it practicable to assign relative weights to the foregoing factors or reasons. However, the recommendations of the Transaction Committee and Board of Directors were made after considering the totality of the information and factors involved. In addition, individual members of the Board of Directors may have given different weight to different factors and, in arriving at these recommendations, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements.”

      Messrs. Bhusri and Duffield, the two directors who were not members of the Transaction Committee, abstained from voting on the approvals and recommendations described above in view of the conflicts of interest created by their positions at the Company.

Recommendation of the Board

      After considering the factors and in light of the reasons described above, the Transaction Committee and the Board of Directors (with the two directors abstaining) each determined that the $26.50 Offer and the Merger Agreement are fair to and in the best interests of the Company’s stockholders and approved and declared advisable the $26.50 Offer, the Merger Agreement and the Merger.

      Therefore, the Board of Directors unanimously (with two directors abstaining) recommends that the Company’s stockholders accept the $26.50 Offer, tender their shares to Merger Sub for purchase pursuant to the $26.50 Offer and, if required by applicable Delaware law, approve and adopt the Merger Agreement.

Intent to Tender

      To the best knowledge of the Company, each of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of PeopleSoft common stock held of record or beneficially by such person for purchase pursuant to the $26.50 Offer, or in a subsequent offering period if Oracle elects to provide one. Pursuant to the Merger Agreement, each option to purchase PeopleSoft common stock held by such individuals automatically will be converted in the Merger into options to purchase Oracle common stock, and each share of PeopleSoft restricted stock held by such individuals will be canceled in exchange for an obligation of Oracle to pay $26.50 per share, as described in Item 3 above.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      The information disclosed above under Items 2, 3, and 4 is hereby incorporated by reference into this Item 7.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press release issued by PeopleSoft on June 12, 2003(1)
(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)(1)
(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders(2)
(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)(3)
(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)(3)
(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing)(4)
(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda(4)
(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)(4)
(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)(4)
(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)(4)
(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(17)	Press release issued by the Connecticut Attorney General’s Office(4)
(a)(18)	Press release issued by PeopleSoft on June 20, 2003(4)
(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)(5)
(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)(5)
(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)(5)
(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)(5)
(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)(5)
(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)(5)
(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)(5)
(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)(5)

Exhibit No.	Document

(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)(5)
(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)(5)
(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)(5)
(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)(5)
(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)(5)
(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)(5)
(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)(5)
(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)(5)
(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)(5)
(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing)(6)
(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing)(6)
(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing)(6)
(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)(6)
(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)(6)
(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing)(6)
(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing)(6)
(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)(6)
(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)(6)
(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing)(7)
(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing)(7)
(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing)(7)
(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda(7)
(a)(49)	Press release issued by PeopleSoft on August 29, 2003(9)
(a)(50)	Press release issued by PeopleSoft on September 4, 2003(9)
(a)(51)	Unredacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda(9)
(a)(52)	Transcript of PeopleSoft Analyst Day conference held by PeopleSoft on September 4, 2003(9)

Exhibit No.	Document

(a)(53)	PeopleSoft Analyst Day Power Point presentation materials(9)
(a)(54)	PeopleSoft Analyst Day reconciliation of Non-GAAP to GAAP financial measures(9)
(a)(55)	Excerpts from transcript of conference call held by PeopleSoft on October 23, 2003(10)
(a)(56)	Order entered by the Superior Court of California, County of Alameda(11)
(a)(57)	Press release issued by PeopleSoft on November 17, 2003(12)
(a)(58)	Press release issued by PeopleSoft on December 2, 2003(13)
(a)(59)	Second Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda(14)
(a)(60)	Text of background information provided to PeopleSoft sales force to respond to customer inquiries following Oracle statements of November 24, 2003(15)
(a)(61)	Press release issued by PeopleSoft on December 19, 2003(16)
(a)(62)	Press release issued by PeopleSoft on January 12, 2004(16)
(a)(63)	E-mail sent to PeopleSoft employees(17)
(a)(64)	Letter to the Wall Street Journal dated January 22, 2004(17)
(a)(65)	Press release issued by PeopleSoft on January 24, 2004(17)
(a)(66)	Press release issued by PeopleSoft on January 30, 2004(17)
(a)(67)	Excerpts from transcript of conference call held by PeopleSoft on January 29, 2004(17)
(a)(68)	Order entered by the Superior Court of California, County of Alameda(17)
(a)(69)	Oracle and Pepper Acquisition Corp. Notice of Demurrer and Demurrer(17)
(a)(70)	Oracle and Pepper Acquisition Corp. Notice of Motion to Strike and Motion to Strike(17)
(a)(71)	Advertisement placed by PeopleSoft on February 3, 2004(17)
(a)(72)	Press release issued by PeopleSoft on February 4, 2004(18)
(a)(73)	Message sent to PeopleSoft employees(18)
(a)(74)	Press release issued by PeopleSoft on February 9, 2004(19)
(a)(75)	Letter to employees dated February 9, 2004(19)
(a)(76)	Letter to customers dated February 9, 2004(19)
(a)(77)	E-mail sent to PeopleSoft employees on February 25, 2004(20)
(a)(78)	E-mail sent to PeopleSoft employees on February 27, 2004(20)
(a)(79)	Investor presentation materials(20)
(a)(80)	Press release issued by PeopleSoft on February 10, 2004(20)
(a)(81)	Press release issued by U.S. Department of Justice on February 26, 2004(20)
(a)(82)	Press release issued by PeopleSoft on February 26, 2004(20)
(a)(83)	Order entered by the Superior Court of California, County of Alameda, overruling Defendants’ Demurrer to Plaintiffs’ Second Amended Complaint(20)
(a)(84)	Order entered by the Superior Court of California, County of Alameda, denying Defendants’ Motion to Strike Portions of Plaintiffs’ Second Amended Complaint(20)
(a)(85)	Letter to stockholders dated March 3, 2004(20)
(a)(86)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 4, 2004(21)
(a)(87)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 9, 2004(21)
(a)(88)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 12, 2004(21)
(a)(89)	Press release issued by PeopleSoft on March 12, 2004(21)
(a)(90)	Press release issued by PeopleSoft on March 12, 2004(21)
(a)(91)	Press release issued by PeopleSoft on March 19, 2004(22)
(a)(92)	Presentation given at PeopleSoft’s 2004 Annual Meeting of Stockholders(22)
(a)(93)	Transcript of PeopleSoft’s 2004 Annual Meeting of Stockholders(22)

Exhibit No.	Document

(a)(94)	Press release issued by PeopleSoft on March 25, 2004(22)
(a)(95)	Transcript of conference call held by PeopleSoft on January 29, 2004 (incorporated by reference to Exhibit 99.2 to PeopleSoft’s February 4, 2004 Form 8-K)(22)
(a)(96)	Redacted version of the Cross-complaint filed by Oracle in the Superior Court of the State of California, County of Alameda(23)
(a)(97)	Press release issued by the Michigan Attorney General’s Office on April 7, 2004(23)
(a)(98)	Press release issued by the Ohio Attorney General’s Office on April 9, 2004(23)
(a)(99)	Excerpts from transcript of conference call held by PeopleSoft on April 22, 2004(24)
(a)(100)	Press release issued by PeopleSoft on May 14, 2004(25)
(a)(101)	Excerpts from transcript of PeopleSoft’s 2004 Leadership Summit News Conference held on May 18, 2004(25)
(a)(102)	Press release issued by PeopleSoft on May 26, 2004(26)
(a)(103)	Press release issued by PeopleSoft on May 26, 2004(26)
(a)(104)	Redacted version of the Amended Complaint for Declaratory and Injunctive Relief filed by Oracle and Pepper Acquisition Corp. in the Delaware Court of Chancery(31)
(a)(105)	E-mail sent to PeopleSoft employees on July 2, 2004(32)
(a)(106)	Press release issued by PeopleSoft on July 7, 2004(33)
(a)(107)	Transcript of conference call held by PeopleSoft on July 27, 2004 (incorporated by reference to Exhibit 99.1 to PeopleSoft’s August 2, 2004 Form 8-K)(34)
(a)(108)	Excerpts from transcript of the Adams Harkness Annual Summer Seminar held on August 4, 2004(34)
(a)(109)	Press release issued by PeopleSoft on September 9, 2004(35)
(a)(110)	Letter sent to PeopleSoft employees on September 9, 2004(35)
(a)(111)	Letter sent to PeopleSoft customers on September 9, 2004(36)
(a)(112)	Letter sent to PeopleSoft prospective clients on September 10, 2004(36)
(a)(113)	Excerpts from transcript of Connect 2004 keynote address(37)
(a)(114)	Excerpts from transcript of Connect 2004 media and analyst news conference(37)
(a)(115)	Press release issued by PeopleSoft on October 1, 2004(37)
(a)(116)	Press release issued by PeopleSoft on September 23, 2004(37)
(a)(117)	Press release issued by PeopleSoft on October 1, 2004(37)
(a)(118)	E-mail sent to PeopleSoft employees on October 18, 2004(41)
(a)(119)	Excerpts from transcript of conference call held by PeopleSoft on October 21, 2004(41)
(a)(120)	Press release issued by PeopleSoft on October 26, 2004(41)
(a)(121)	Press release issued by PeopleSoft on November 1, 2004(42)
(a)(122)	Press release issued by PeopleSoft on November 10, 2004(43)
(a)(123)	Transcript of conference call held by PeopleSoft on November 10, 2004(43)
(a)(124)	Letter sent to PeopleSoft employees on November 10, 2004(43)
(a)(125)	Letter sent to PeopleSoft customers on November 10, 2004(43)
(a)(126)	Press release issued by PeopleSoft on November 11, 2004(43)
(a)(127)	Investor presentation materials(43)
(a)(128)	Investor presentation materials(44)
(a)(129)	E-mail sent to PeopleSoft employees on November 15, 2004(44)
(a)(130)	Press release issued by PeopleSoft on November 16, 2004(44)
(a)(131)	Letter sent to Larry Ellison, Chief Executive Officer of Oracle Corporation, on November 18, 2004(45)
(a)(132)	E-mail sent to PeopleSoft employees on November 17, 2004(46)

Exhibit No.	Document

(a)(133)	Press release issued by PeopleSoft on November 20, 2004(47)
(a)(134)	Press release issued by PeopleSoft on November 20, 2004(47)
(a)(135)	Letter sent to PeopleSoft employees on November 20, 2004(47)
(a)(136)	Letter sent to PeopleSoft customers on November 20, 2004(47)
(a)(137)	Press release issued by PeopleSoft on November 24, 2004(48)
(a)(138)	Letter sent to PeopleSoft employees on November 24, 2004(48)
(a)(139)	Press release issued by PeopleSoft on December 10, 2004(49)
(a)(140)	Investor presentation materials (also previously filed under cover of Schedule 14A by PeopleSoft on December 7, 2004)(49)
(a)(141)	Press release issued by PeopleSoft on December 13, 2004 (incorporated by reference to exhibit 99.1 to PeopleSoft’s Current Report on Form 8-K, filed with the SEC December 13, 2004)
(a)(142)	Joint letter from Oracle Corporation and PeopleSoft to PeopleSoft stockholders dated December 15, 2004
(a)(143)	Opinion of Citigroup Global Markets Inc. dated December 12, 2004
(a)(144)	Opinion of Goldman, Sachs & Co. dated December 12, 2004
(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders(1)
(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)(1)
(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)(1)
(e)(4)	Executive Severance Policy — Executive Vice Presidents, effective as of January 1, 2003(8)
(e)(5)	Executive Severance Policy — Senior Vice Presidents, effective as of January 1, 2003(8)
(e)(6)	Terms of Customer Assurance Program (revised)(10)
(e)(6)(i)	Terms of Customer Assurance Program (replacement version) +(11)
(e)(7)	Form of letter sent to customers(11)
(e)(8)	Terms of Customer Assurance Program(11)
(e)(9)	Amendment No. 1 to the Bylaws of PeopleSoft(11)
(e)(10)	Terms of Customer Assurance Program (extension term)(12)
(e)(11)	Employment Agreement, dated January 30, 2004, by and between Craig Conway and PeopleSoft, Inc.(17)
(e)(12)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated February 20, 2004 relating to the 2004 Annual Meeting of Stockholders(22)
(e)(13)	Memorandum of understanding regarding settlement of stockholder class actions(26)
(e)(14)	Amendment to memorandum of understanding regarding settlement of stockholder class actions(27)
(e)(15)	White paper dated February 1, 2004(28)
(e)(16)	June 15, 2004 weblog postings(28)
(e)(17)	Second amendment to memorandum of understanding regarding settlement of stockholder class actions(28)
(e)(18)	Amended Executive Severance Policy — Executive Vice Presidents, amended as of June 14, 2004(29)
(e)(19)	Amended Executive Severance Policy — Senior Vice Presidents, amended as of June 14, 2004(29)

Exhibit No.	Document

(e)(20)	June 16 and 17, 2004 weblog postings(29)
(e)(21)	Stipulation and Agreement of Compromise, Settlement and Release dated June 17, 2004(29)
(e)(22)	June 20, 21 and 23, 2004 weblog postings(30)
(e)(23)	June 26, 28 and 30, and July 1, 2004 weblog postings(31)
(e)(23)(a)	Chart referred to in the ‘The Government Rests‘ weblog posting(31)
(e)(24)	July 2, 2004 weblog postings(32)
(e)(25)	Terms of Amended Customer Assurance Program approved July 6, 2004(32)
(e)(26)	July 20, and August 4, 2004 weblog postings(34)
(e)(27)	Addendum to Employment Contract between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.8 filed with PeopleSoft’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004)(34)
(e)(28)	Terms of Amended Customer Assurance Program approved October 11, 2004(38)
(e)(28)(a)	Terms of Amended Customer Assurance Program approved October 11, 2004 (corrected)(39)
(e)(29)	Separation Agreement and General Release, dated October 12, 2004, by and between Ram Gupta and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(30)	Retention Agreement, entered into on October 18, 2004, by and between Guy Dubois and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(31)	Separation Agreement, dated October 18, 2004, by and between Craig Conway and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(32)	Amended Executive Severance Policy — Presidents, Co-Presidents and Executive Vice Presidents, amended as of October 1, 2004 (incorporated by reference to Exhibit 10.8 to PeopleSoft’s Quarter Report on Form 10-Q for the Quarterly Period Ended September 30, 2004, filed with the SEC November 9, 2004)(43)
(e)(33)	Amended Executive Severance Policy — Senior Vice Presidents, amended as of September 15, 2004 (incorporated by reference to Exhibit 10.9 to PeopleSoft’s Quarter Report on Form 10-Q for the Quarterly Period Ended September 30, 2004, filed with the SEC November 9, 2004)(43)
(e)(34)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder
(e)(35)	Agreement and Plan of Merger dated as of December 12, 2004 among PeopleSoft, Oracle Corporation and Pepper Acquisition Corp.
(e)(36)	Consulting Agreement dated as of December 6, 2004 by and between PeopleSoft and Aneel Bhusri
(e)(37)	Confidentiality Agreement dated December 11, 2004, by and between PeopleSoft and Oracle Corporation

(1)	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

(2)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

(3)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

(4)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

(5)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

(6)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

(7)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 14, 2003.

(8)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 7 to Schedule 14D-9 filed with the SEC August 22, 2003.

(9)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 8 to Schedule 14D-9 filed with the SEC September 11, 2003.

(10)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 27, 2003.

†	This exhibit replaces and supersedes exhibit (e)(6), which previously was filed in error.

(11)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 11 to Schedule 14D-9 filed with the SEC November 17, 2003.

(12)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 12 to Schedule 14D-9 filed with the SEC November 19, 2003.

(13)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 13 to Schedule 14D-9 filed with the SEC December 5, 2003.

(14)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 14 to Schedule 14D-9 filed with the SEC December 15, 2003.

(15)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 15 to Schedule 14D-9 filed with the SEC December 19, 2003.

(16)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 16 to Schedule 14D-9 filed with the SEC January 13, 2004.

(17)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 17 to Schedule 14D-9 filed with the SEC February 3, 2004.

(18)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 18 to Schedule 14D-9 filed with the SEC February 4, 2004.

(19)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 19 to Schedule 14D-9 filed with the SEC February 9, 2004.

(20)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 20 to Schedule 14D-9 filed with the SEC March 4, 2004.

(21)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 21 to Schedule 14D-9 filed with the SEC March 15, 2004.

(22)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 22 to Schedule 14D-9 filed with the SEC March 29, 2004.

(23)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 23 to Schedule 14D-9 filed with the SEC April 13, 2004.

(24)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 24 to Schedule 14D-9 filed with the SEC April 28, 2004.

(25)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 25 to Schedule 14D-9 filed with the SEC May 20, 2004.

(26)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 26 to Schedule 14D-9 filed with the SEC May 27, 2004.

(27)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 27 to Schedule 14D-9 filed with the SEC June 14, 2004.

(28)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 28 to Schedule 14D-9 filed with the SEC June 16, 2004.

(29)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 29 to Schedule 14D-9 filed with the SEC June 18, 2004.

(30)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 30 to Schedule 14D-9 filed with the SEC June 28, 2004.

(31)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 31 to Schedule 14D-9 filed with the SEC July 2, 2004.

(32)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 32 to Schedule 14D-9 filed with the SEC July 7, 2004.

(33)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 33 to Schedule 14D-9 filed with the SEC July 7, 2004.

(34)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 34 to Schedule 14D-9 filed with the SEC August 12, 2004.

(35)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 35 to Schedule 14D-9 filed with the SEC September 9, 2004.

(36)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 36 to Schedule 14D-9 filed with the SEC September 10, 2004.

(37)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 38 to Schedule 14D-9 filed with the SEC October 5, 2004.

(38)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 39 to Schedule 14D-9 filed with the SEC October 12, 2004.

(39)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 40 to Schedule 14D-9 filed with the SEC October 12, 2004.

(40)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 41 to Schedule 14D-9 filed with the SEC October 18, 2004.

(41)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 42 to Schedule 14D-9 filed with the SEC October 29, 2004.

(42)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 43 to Schedule 14D-9 filed with the SEC November 2, 2004.

(43)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 44 to Schedule 14D-9 filed with the SEC November 12, 2004.

(44)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 45 to Schedule 14D-9 filed with the SEC November 18, 2004.

(45)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 46 to Schedule 14D-9 filed with the SEC November 18, 2004.

(46)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 47 to Schedule 14D-9 filed with the SEC November 18, 2004.

(47)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 48 to Schedule 14D-9 filed with the SEC November 22, 2004.

(48)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 49 to Schedule 14D-9 filed with the SEC November 26, 2004.

(49)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 50 to Schedule 14D-9 filed with the SEC December 10, 2004.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PEOPLESOFT, INC.

By:	/s/ KEVIN T. PARKER

Kevin T. Parker
Co-President and Chief Financial Officer

Date: December 14, 2004

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Press release issued by PeopleSoft on June 12, 2003 (1)
(a)(2)	Press release issued by PeopleSoft on June 6, 2003 (incorporated by reference to PeopleSoft’s Schedule 14D-9C filed with the SEC on June 7, 2003)(1)
(a)(3)	Letter, dated June 13, 2003, to PeopleSoft’s stockholders(2)
(a)(4)	Letter to customers issued June 16, 2003 (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)(3)
(a)(5)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 17, 2003 425 filing)(3)
(a)(6)	Press release issued by CRN (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(7)	Press release issued by CNET News.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(8)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s June 13, 2003 425 filing)(4)
(a)(9)	Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda(4)
(a)(10)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 16, 2003 425 filing)(4)
(a)(11)	Press release issued by ComputerWeekly.com (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(12)	Press release issued by The Motley Fool (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(13)	Press release issued by the Higher Education User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(14)	Text of information posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)(4)
(a)(15)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s June 18, 2003 425 filing)(4)
(a)(16)	Press release issued by the Distributors & Manufacturers’ User Group (incorporated by reference to PeopleSoft’s June 19, 2003 425 filing)(4)
(a)(17)	Press release issued by the Connecticut Attorney General’s Office(4)
(a)(18)	Press release issued by PeopleSoft on June 20, 2003(4)
(a)(19)	Investor presentation materials (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)(5)
(a)(20)	Letter to PeopleSoft employees (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)(5)
(a)(21)	Press release issued by eWeek (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)(5)
(a)(22)	Press release issued by the Healthcare Industry User Group (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)(5)
(a)(23)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)(5)
(a)(24)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)(5)
(a)(25)	Text of International Customer Advisory Board’s e-mail posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)(5)
(a)(26)	Press release issued by Quest (incorporated by reference to PeopleSoft’s June 24, 2003 425 filing)(5)

Exhibit No.	Document

(a)(27)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s June 25,
2003 425 filing)(5)
(a)(28)	Transcript of TriNet webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)(5)
(a)(29)	Transcript of CNBC webcast posted on PeopleSoft’s website (incorporated by reference to PeopleSoft’s June 25, 2003 425 filing)(5)
(a)(30)	Press release issued by the International Customer Advisory Board (incorporated by reference to PeopleSoft’s June 23, 2003 425 filing)(5)
(a)(31)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)(5)
(a)(32)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 1, 2003 425 filing)(5)
(a)(33)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)(5)
(a)(34)	Transcript of conference call held by PeopleSoft (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)(5)
(a)(35)	Advertisement placed by PeopleSoft on July 2, 2003 (incorporated by reference to PeopleSoft’s July 2, 2003 425 filing)(5)
(a)(36)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 7, 2003 425 filing)(6)
(a)(37)	Press release issued by InformationWeek (incorporated by reference to PeopleSoft’s July 8, 2003 425 filing)(6)
(a)(38)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 14, 2003 425 filing)(6)
(a)(39)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)(6)
(a)(40)	Press release issued by CRMDaily.com (incorporated by reference to PeopleSoft’s July 16, 2003 425 filing)(6)
(a)(41)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 18, 2003 425 filing)(6)
(a)(42)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 22, 2003 425 filing)(6)
(a)(43)	Advertisement placed by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)(6)
(a)(44)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 24, 2003 425 filing)(6)
(a)(45)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s July 28, 2003 425 filing)(7)
(a)(46)	Press release issued by International Customer Advisory Board and Quest (incorporated by reference to PeopleSoft’s July 29, 2003 425 filing)(7)
(a)(47)	Press release issued by PeopleSoft (incorporated by reference to PeopleSoft’s August 13, 2003 425 filing)(7)
(a)(48)	Redacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda(7)
(a)(49)	Press release issued by PeopleSoft on August 29, 2003(9)
(a)(50)	Press release issued by PeopleSoft on September 4, 2003(9)
(a)(51)	Unredacted version of First Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda(9)
(a)(52)	Transcript of PeopleSoft Analyst Day conference held by PeopleSoft on September 4, 2003(9)
(a)(53)	PeopleSoft Analyst Day Power Point presentation materials(9)
(a)(54)	PeopleSoft Analyst Day reconciliation of Non-GAAP to GAAP financial measures(9)

Exhibit No.	Document

(a)(55)	Excerpts from transcript of conference call held by PeopleSoft on October 23, 2003(10)
(a)(56)	Order entered by the Superior Court of California, County of Alameda(11)
(a)(57)	Press release issued by PeopleSoft on November 17, 2003(12)
(a)(58)	Press release issued by PeopleSoft on December 2, 2003(13)
(a)(59)	Second Amended Complaint filed by PeopleSoft in the Superior Court of the State of California, County of Alameda(14)
(a)(60)	Text of background information provided to PeopleSoft sales force to respond to customer inquiries following Oracle statements of November 24, 2003(15)
(a)(61)	Press release issued by PeopleSoft on December 19, 2003(16)
(a)(62)	Press release issued by PeopleSoft on January 12, 2004(16)
(a)(63)	E-mail sent to PeopleSoft employees(17)
(a)(64)	Letter to the Wall Street Journal dated January 22, 2004(17)
(a)(65)	Press release issued by PeopleSoft on January 24, 2004(17)
(a)(66)	Press release issued by PeopleSoft on January 30, 2004(17)
(a)(67)	Excerpts from transcript of conference call held by PeopleSoft on January 29, 2004(17)
(a)(68)	Order entered by the Superior Court of California, County of Alameda(17)
(a)(69)	Oracle and Pepper Acquisition Corp. Notice of Demurrer and Demurrer(17)
(a)(70)	Oracle and Pepper Acquisition Corp. Notice of Motion to Strike and Motion to Strike(17)
(a)(71)	Advertisement placed by PeopleSoft on February 3, 2004(17)
(a)(72)	Press release issued by PeopleSoft on February 4, 2004(18)
(a)(73)	Message sent to PeopleSoft employees(18)
(a)(74)	Press release issued by PeopleSoft on February 9, 2004(19)
(a)(75)	Letter to employees dated February 9, 2004(19)
(a)(76)	Letter to customers dated February 9, 2004(19)
(a)(77)	E-mail sent to PeopleSoft employees on February 25, 2004(20)
(a)(78)	E-mail sent to PeopleSoft employees on February 27, 2004(20)
(a)(79)	Investor presentation materials(20)
(a)(80)	Press release issued by PeopleSoft on February 10, 2004(20)
(a)(81)	Press release issued by U.S. Department of Justice on February 26, 2004(20)
(a)(82)	Press release issued by PeopleSoft on February 26, 2004(20)
(a)(83)	Order entered by the Superior Court of California, County of Alameda, overruling Defendants’ Demurrer to Plaintiffs’ Second Amended Complaint(20)
(a)(84)	Order entered by the Superior Court of California, County of Alameda, denying Defendants’ Motion to Strike Portions of Plaintiffs’ Second Amended Complaint(20)
(a)(85)	Letter to stockholders dated March 3, 2004(20)
(a)(86)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 4, 2004(21)
(a)(87)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 9, 2004(21)
(a)(88)	OneVoice e-mail newsletter sent to PeopleSoft employees on March 12, 2004(21)
(a)(89)	Press release issued by PeopleSoft on March 12, 2004(21)
(a)(90)	Press release issued by PeopleSoft on March 12, 2004(21)
(a)(91)	Press release issued by PeopleSoft on March 19, 2004(22)
(a)(92)	Presentation given at PeopleSoft’s 2004 Annual Meeting of Stockholders(22)
(a)(93)	Transcript of PeopleSoft’s 2004 Annual Meeting of Stockholders(22)
(a)(94)	Press release issued by PeopleSoft on March 25, 2004(22)
(a)(95)	Transcript of conference call held by PeopleSoft on January 29, 2004 (incorporated by reference to Exhibit 99.2 to PeopleSoft’s February 4, 2004 Form 8-K)(22)

Exhibit No.	Document

(a)(96)	Redacted version of the Cross-complaint filed by Oracle in the Superior Court of the State of California, County of Alameda(23)
(a)(97)	Press release issued by the Michigan Attorney General’s Office on April 7, 2004(23)
(a)(98)	Press release issued by the Ohio Attorney General’s Office on April 9, 2004(23)
(a)(99)	Excerpts from transcript of conference call held by PeopleSoft on April 22, 2004(24)
(a)(100)	Press release issued by PeopleSoft on May 14, 2004(25)
(a)(101)	Excerpts from transcript of PeopleSoft’s 2004 Leadership Summit News Conference held on May 18, 2004(25)
(a)(102)	Press release issued by PeopleSoft on May 26, 2004(26)
(a)(103)	Press release issued by PeopleSoft on May 26, 2004(26)
(a)(104)	Redacted version of the Amended Complaint for Declaratory and Injunctive Relief filed by Oracle and Pepper Acquisition Corp. in the Delaware Court of Chancery(31)
(a)(105)	E-mail sent to PeopleSoft employees on July 2, 2004(32)
(a)(106)	Press release issued by PeopleSoft on July 7, 2004(33)
(a)(107)	Transcript of conference call held by PeopleSoft on July 27, 2004 (incorporated by reference to Exhibit 99.1 to PeopleSoft’s August 2, 2004 Form 8-K)(34)
(a)(108)	Excerpts from transcript of the Adams Harkness Annual Summer Seminar held on August 4, 2004(34)
(a)(109)	Press release issued by PeopleSoft on September 9, 2004(35)
(a)(110)	Letter sent to PeopleSoft employees on September 9, 2004(35)
(a)(111)	Letter sent to PeopleSoft customers on September 9, 2004(36)
(a)(112)	Letter sent to PeopleSoft prospective clients on September 10, 2004(36)
(a)(113)	Excerpts from transcript of Connect 2004 keynote address(37)
(a)(114)	Excerpts from transcript of Connect 2004 media and analyst news conference(37)
(a)(115)	Press release issued by PeopleSoft on October 1, 2004(37)
(a)(116)	Press release issued by PeopleSoft on September 23, 2004(37)
(a)(117)	Press release issued by PeopleSoft on October 1, 2004(37)
(a)(118)	E-mail sent to PeopleSoft employees on October 18, 2004(41)
(a)(119)	Excerpts from transcript of conference call held by PeopleSoft on October 21, 2004(41)
(a)(120)	Press release issued by PeopleSoft on October 26, 2004(41)
(a)(121)	Press release issued by PeopleSoft on November 1, 2004(42)
(a)(122)	Press release issued by PeopleSoft on November 10, 2004(43)
(a)(123)	Transcript of conference call held by PeopleSoft on November 10, 2004(43)
(a)(124)	Letter sent to PeopleSoft employees on November 10, 2004(43)
(a)(125)	Letter sent to PeopleSoft customers on November 10, 2004(43)
(a)(126)	Press release issued by PeopleSoft on November 11, 2004(43)
(a)(127)	Investor presentation materials(43)
(a)(128)	Investor presentation materials(44)
(a)(129)	E-mail sent to PeopleSoft employees on November 15, 2004(44)
(a)(130)	Press release issued by PeopleSoft on November 16, 2004(44)
(a)(131)	Letter sent to Larry Ellison, Chief Executive Officer of Oracle Corporation, on November 18, 2004(45)
(a)(132)	E-mail sent to PeopleSoft employees on November 17, 2004(46)
(a)(133)	Press release issued by PeopleSoft on November 20, 2004(47)
(a)(134)	Press release issued by PeopleSoft on November 20, 2004(47)
(a)(135)	Letter sent to PeopleSoft employees on November 20, 2004(47)
(a)(136)	Letter sent to PeopleSoft customers on November 20, 2004(47)

Exhibit No.	Document

(a)(137)	Press release issued by PeopleSoft on November 24, 2004(48)
(a)(138)	Letter sent to PeopleSoft employees on November 24, 2004(48)
(a)(139)	Press release issued by PeopleSoft on December 10, 2004(49)
(a)(140)	Investor presentation materials (also previously filed under cover of Schedule 14A by PeopleSoft on December 7, 2004)(49)
(a)(141)	Press release issued by PeopleSoft on December 13, 2004 (incorporated by reference to exhibit 99.1 to PeopleSoft’s Current Report on Form 8-K, filed with the SEC December 13, 2004)
(a)(142)	Joint letter from Oracle Corporation and PeopleSoft to PeopleSoft stockholders dated December 15, 2004
(a)(143)	Opinion of Citigroup Global Markets Inc. dated December 12, 2004
(a)(144)	Opinion of Goldman, Sachs & Co. dated December 12, 2004
(e)(1)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated April 28, 2003 relating to the 2003 Annual Meeting of Stockholders(1)
(e)(2)	Employment Agreement, dated May 10, 1999, by and between Craig Conway and PeopleSoft, Inc., (incorporated by reference to Exhibit 10.47 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 1999)(1)
(e)(3)	Employment Contract, dated as of January 1, 2000, with addendums thereto dated as of January 1, 2000, and January 1, 2001, by and between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.45 filed with PeopleSoft’s Annual Report on Form 10-K for the year ended December 31, 2001)(1)
(e)(4)	Executive Severance Policy — Executive Vice Presidents, effective as of January 1, 2003(8)
(e)(5)	Executive Severance Policy — Senior Vice Presidents, effective as of January 1, 2003(8)
(e)(6)	Terms of Customer Assurance Program (revised)(10)
(e)(6)(i)	Terms of Customer Assurance Program (replacement version) +(11)
(e)(7)	Form of letter sent to customers(11)
(e)(8)	Terms of Customer Assurance Program(11)
(e)(9)	Amendment No. 1 to the Bylaws of PeopleSoft (11)
(e)(10)	Terms of Customer Assurance Program (extension term) (12)
(e)(11)	Employment Agreement, dated January 30, 2004, by and between Craig Conway and PeopleSoft, Inc. (17)
(e)(12)	Excerpts from PeopleSoft’s Definitive Proxy Statement dated February 20, 2004 relating to the 2004 Annual Meeting of Stockholders (22)
(e)(13)	Memorandum of understanding regarding settlement of stockholder class actions(26)
(e)(14)	Amendment to memorandum of understanding regarding settlement of stockholder class actions(27)
(e)(15)	White paper dated February 1, 2004(28)
(e)(16)	June 15, 2004 weblog postings(28)
(e)(17)	Second amendment to memorandum of understanding regarding settlement of stockholder class actions(28)
(e)(18)	Amended Executive Severance Policy — Executive Vice Presidents, amended as of June 14, 2004(29)
(e)(19)	Amended Executive Severance Policy — Senior Vice Presidents, amended as of June 14, 2004(29)
(e)(20)	June 16 and 17, 2004 weblog postings(29)
(e)(21)	Stipulation and Agreement of Compromise, Settlement and Release dated June 17, 2004(29)
(e)(22)	June 20, 21 and 23, 2004 weblog postings(30)
(e)(23)	June 26, 28 and 30, and July 1, 2004 weblog postings(31)
(e)(23)(a)	Chart referred to in the ‘The Government Rests‘ weblog posting(31)

Exhibit No.	Document

(e)(24)	July 2, 2004 weblog postings(32)
(e)(25)	Terms of Amended Customer Assurance Program approved July 6, 2004(32)
(e)(26)	July 20, and August 4, 2004 weblog postings(34)
(e)(27)	Addendum to Employment Contract between Guy Dubois and PeopleSoft France S.A. (incorporated by reference to Exhibit 10.8 filed with PeopleSoft’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004)(34)
(e)(28)	Terms of Amended Customer Assurance Program approved October 11, 2004(38)
(e)(28)(a)	Terms of Amended Customer Assurance Program approved October 11, 2004 (corrected)(39)
(e)(29)	Separation Agreement and General Release, dated October 12, 2004, by and between Ram Gupta and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(30)	Retention Agreement, entered into on October 18, 2004, by and between Guy Dubois and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(31)	Separation Agreement, dated October 18, 2004, by and between Craig Conway and PeopleSoft, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by PeopleSoft, Inc. on October 18, 2004)(40)
(e)(32)	Amended Executive Severance Policy — Presidents, Co-Presidents and Executive Vice Presidents, amended as of October 1, 2004 (incorporated by reference to Exhibit 10.8 to PeopleSoft’s Quarter Report on Form 10-Q for the Quarterly Period Ended September 30, 2004, filed with the SEC November 9, 2004)(43)
(e)(33)	Amended Executive Severance Policy — Senior Vice Presidents, amended as of September 15, 2004 (incorporated by reference to Exhibit 10.9 to PeopleSoft’s Quarter Report on Form 10-Q for the Quarterly Period Ended September 30, 2004, filed with the SEC November 9, 2004)(43)
(e)(34)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder
(e)(35)	Agreement and Plan of Merger dated as of December 12, 2004 among PeopleSoft, Oracle Corporation and Pepper Acquisition Corp.
(e)(36)	Consulting Agreement dated as of December 6, 2004 by and between PeopleSoft and Aneel Bhusri
(e)(37)	Confidentiality Agreement dated December 11, 2004, by and between PeopleSoft and Oracle Corporation

(1)	Previously filed as an exhibit to PeopleSoft’s Schedule 14D-9 filed with the SEC June 12, 2003.

(2)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 1 to Schedule 14D-9 filed with the SEC June 13, 2003.

(3)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 2 to Schedule 14D-9 filed with the SEC June 17, 2003.

(4)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 3 to Schedule 14D-9 filed with the SEC June 20, 2003.

(5)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 4 to Schedule 14D-9 filed with the SEC July 3, 2003.

(6)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 5 to Schedule 14D-9 filed with the SEC July 25, 2003.

(7)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 6 to Schedule 14D-9 filed with the SEC August 14, 2003.

(8)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 7 to Schedule 14D-9 filed with the SEC August 22, 2003.

(9)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 8 to Schedule 14D-9 filed with the SEC September 11, 2003.

(10)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 9 to Schedule 14D-9 filed with the SEC October 27, 2003.

†	This exhibit replaces and supersedes exhibit (e)(6), which previously was filed in error.

(11)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 11 to Schedule 14D-9 filed with the SEC November 17, 2003.

(12)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 12 to Schedule 14D-9 filed with the SEC November 19, 2003.

(13)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 13 to Schedule 14D-9 filed with the SEC December 5, 2003.

(14)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 14 to Schedule 14D-9 filed with the SEC December 15, 2003.

(15)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 15 to Schedule 14D-9 filed with the SEC December 19, 2003.

(16)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 16 to Schedule 14D-9 filed with the SEC January 13, 2004.

(17)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 17 to Schedule 14D-9 filed with the SEC February 3, 2004.

(18)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 18 to Schedule 14D-9 filed with the SEC February 4, 2004.

(19)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 19 to Schedule 14D-9 filed with the SEC February 9, 2004.

(20)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 20 to Schedule 14D-9 filed with the SEC March 4, 2004.

(21)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 21 to Schedule 14D-9 filed with the SEC March 15, 2004.

(22)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 22 to Schedule 14D-9 filed with the SEC March 29, 2004.

(23)	Previously filed as an exhibit to PeopleSoft’s Amendment No. 23 to Schedule 14D-9 filed with the SEC April 13, 2004.